Exhibit 8

List of Subsidiaries

Company Name	Country of Incorporation
Silicom Connectivity Solutions, Inc.	The United States
Silicom Denmark (Fiberblaze A/S)(1)	Denmark

(1)	Silicom Denmark (Fiberblaze A/S) fully owns Fiberblaze US LLC, a private company incorporated in the United States.